Exhibit 99.9
IsoTis, Inc. Launches Exchange Offer for All Shares of IsoTis SA
IRVINE, CA, USA, LAUSANNE, Switzerland — December 15, 2006 — IsoTis SA (“IsoTis” or the “Company”) and its wholly-owned U.S. subsidiary, IsoTis, Inc., jointly announce that the exchange offer by IsoTis, Inc. to all shareholders of IsoTis to exchange their current IsoTis shares for shares of IsoTis, Inc. (the “Exchange Offer”) commences today and is expected to end on January 19, 2007.
IsoTis’ shares are currently listed on SWX Swiss Exchange (“SWX”) (ISON), Euronext Amsterdam N.V. (“Euronext Amsterdam”) (ISON) and the Toronto Stock Exchange (“TSX”) (ISO). IsoTis’ aim is to become a U.S. company with a listing on the NASDAQ Global Market during the first quarter of 2007.
IsoTis believes that becoming a U.S. company listed on NASDAQ is the next logical step in its continued progression and that this listing will serve the purpose of enabling additional growth and facilitating a fair market valuation to its shareholders. The NASDAQ listing should provide additional benefits to stockholders by:
•	Increasing visibility to institutional investors. IsoTis’ peer companies trade on U.S. stock markets and not on any of the international exchanges where IsoTis shares currently trade. A listing on the NASDAQ Global Market among peer companies should assist investors in evaluating IsoTis by providing direct, easily accessible comparables. The improved visibility offered by a U.S. listing should help to increase U.S. analyst coverage, and thereby bring the Company’s valuation more in line with that of its peers. IsoTis also believes that a listing on the NASDAQ Global Market will lead to improved access to U.S. institutional investors focused on medical device and growth companies, who may be prohibited from investing in IsoTis as a non-U.S. listed stock.

•	A single U.S. exchange, more liquidity, less complexity. IsoTis’ shares currently trade on SWX, Euronext Amsterdam and the TSX. IsoTis believes that a single listing will enable investors to obtain accurate and reliable information regarding company performance and relative valuation. Additionally, IsoTis believes that consolidating its existing listings onto a single exchange, in particular the NASDAQ Global Market, where numerous life sciences companies are listed, will increase the liquidity of IsoTis shares, which should be beneficial for IsoTis shareholders. Lastly, IsoTis believes that listing on a single stock exchange will reduce the complexity of the Company’s current legal and securities compliance requirements and reduce its related expenses.

•	Facilitating access to capital markets. IsoTis believes that by establishing a presence on the NASDAQ Global Market, increasing the Company’s visibility to investors and analysts and increasing the liquidity of the Company’s shares, the Company will be positioning itself to have better access to the global capital markets. Improved access to capital markets should, in turn, enable additional growth in the Company by facilitating the Company’s ability to raise additional capital through the issuance of stock or the Company’s ability to acquire or invest in complementary technologies or products using its stock. Following the Exchange Offer, IsoTis, Inc. may issue additional shares in a capital raising transaction, which issuance would reduce a shareholder’s interest in IsoTis, Inc. The purpose of the public offer would be to raise additional capital for the company; however, no assurance can be made that such an offer will occur.

•	Aligning stock exchange listing with primary market and primary location of operations. IsoTis believes that by becoming a U.S. company with a NASDAQ listing, it will demonstrate its commitment to the U.S. orthopedics market, the largest single orthopedic market in the world, its U.S. customers and its

U.S. staff. At the same time IsoTis will continue to serve its fast growing contingent of international customers through its Swiss sales and marketing organization out of Lausanne and from its headquarters in Irvine, California.
IsoTis, Inc. extends the public offer to all IsoTis shareholders to exchange their current IsoTis shares for shares of IsoTis, Inc. on a 10 (IsoTis shares with a nominal value of CHF 1.00) for 1 (IsoTis, Inc. share with a nominal value of USD 0.0001) basis (the “Consideration”). The Consideration includes any dividend which may become payable for the financial year 2006 and for the financial year 2007. Fractional entitlements to shares of IsoTis, Inc. resulting from the exchange ratio will be compensated in cash by IsoTis, Inc. at CHF 1.5667 (or EUR 0.9849 and CAD 1.4266, as applicable) per corresponding IsoTis share, which amount corresponds to the 30-day average opening price for IsoTis shares on SWX during the 30 days on which SWX, Euronext Amsterdam and the TSX were open for trading preceding the date of publication of the initial press release on 6 November 2006.
The Exchange Offer by IsoTis, Inc. will be subject to certain customary offer conditions, including the condition that at least 67% of all issued and outstanding IsoTis shares (on a fully diluted basis) be tendered and that the IsoTis, Inc. shares be approved for listing on the NASDAQ Global Market. Subject to the Exchange Offer being declared unconditional, trading of IsoTis, Inc. shares on the NASDAQ Global Market is expected to commence on the first settlement date of the Exchange Offer.
Should the Exchange Offer be declared unconditional, IsoTis, Inc. intends to procure that the listing of IsoTis on SWX, Euronext Amsterdam and the TSX will be terminated as soon as possible. Should the Exchange Offer result in IsoTis, Inc. acquiring less than 90% of the IsoTis shares, IsoTis, Inc. intends to only maintain the SWX listing and hence to discuss with Euronext Amsterdam and the TSX the delisting of IsoTis from Euronext Amsterdam and the TSX.
Indicative timetable

Start of the Offer Period:	15 December 2006
End of the Offer Period:	19 January 2007, 4:00 p.m. CET

Publication of the preliminary number of tendered IsoTis shares, such in accordance with Swiss law:	22 January 2007
Publication of the definitive number of tendered IsoTis shares:	25 January 2007

First Settlement Date of the share exchange and cash payments for any fractional entitlements and envisaged first listing date on the NASDAQ Global Market:	26 January 2007

Start of the Additional Acceptance Period:	25 January 2007
End of the Additional Acceptance Period:	7 February 2007, 4:00 p.m. CET

Publication of preliminary number of tendered IsoTis shares, such in accordance with Swiss law:	8 February 2007
Publication of definitive number of tendered IsoTis shares:	13 February 2007

Second Settlement Date of the share exchange and cash payments for any fractional entitlements:	14 February 2007
The complete offer conditions, terms and restrictions of the Exchange Offer are outlined in an offer memorandum, dated December 14, 2006, prepared in accordance with Dutch and Canadian law (the “Offer Memorandum”). To comply with Swiss law, a separate offer memorandum has been prepared and published in Switzerland (the “Swiss Offer Memorandum”) simultaneously with the Offer Memorandum. The Offer Memorandum contains more detailed information (including financial information) than the Swiss Offer Memorandum.
Copies of the Offer Memorandum, the articles of incorporation and the bylaws of the Company, the certificate of incorporation and the bylaws of IsoTis, Inc., IsoTis, Inc.’s 2006 Incentive Award Plan and the annual financial statements (jaarrekeningen) of the Company for the financial year 2003, the financial year 2004 and the financial year 2005, as adopted by the General Meeting of Shareholders, are available free of charge from the Dutch Exchange and Paying Agent (ABN AMRO Bank N.V., Attn. Servicedesk MF 7020, Kemelstede 2, 4817 ST Breda, the Netherlands, tel.: +31 76 579 9455, fax: +31 76 579 9643, e-mail: so.servicedesk@wcs.nl.abnamro.com), the Canadian/U.S. Soliciting Dealer (RBC Capital Markets, 77 Front West Street, 5th Floor, Toronto, Ontario, M5V 2X4 Canada, tel.: +1 416 842 5349, fax: +1 416 313 6066, e-mail: distribution@rbcds.com) or the Company (2 Goodyear, Suite B, Irvine, California 92618, United States of America, tel.: +1 949 595 8710, fax: +1 949 595 8711, e-mail:infous@isotis.com). Copies of any of the aforementioned documents are also available on the Company’s website at http://investors.isotis.com.
Digital copies of the Offer Memorandum are also available on the website of Euronext Amsterdam at www.euronext.com (Dutch residents only) and on the website of the System for Electronic Document Analysis and Retrieval at www.sedar.com.
The Swiss Offer Memorandum can be obtained free of charge from Bank Sarasin & Co. Ltd (Löwenstrasse 11, 8022 Zürich, Switzerland, tel.: + 41 44 213 9679, fax: +41 44 213 9698, e-mail: corporate.finance@sarasin.ch).
All documents are also available on the IsoTis website at www.isotis.com.
For information contact IsoTis:

Europe	U.S. & Canada
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	Tel: +1 949 855 7155
hans.herklots@isotis.com	robert.morocco@isotis.com
Or its Investor Relations advisors:

Rochat & Partners	Hill & Knowlton	Hill & Knowlton
Switzerland	The Netherlands	US & Canada
Christophe Lamps	Edwin van Wijk	Ian Blair
Tel: +41 22 718 3746	Tel: +31 20 404 47 07	Tel: +1 416 413 4694
clamps@rochat-pr.ch	evwijk@hillandknowlton.com	ianblair@hillandknowlton.ca
Or its Dutch and Swiss Exchange Agents or Canadian/U.S. Soliciting Dealer:

The Netherlands	Switzerland	US & Canada
ABN AMRO Bank NV	Bank Sarasin & Co. Ltd, Zurich	RBC Capital Markets
Attn. Servicedesk MF 7020	Tel: +41 44 213 9679	Tel: +1 416 842 5349
Tel: +31 76 579 9455	corporate.finance@sarasin.ch	distribution@rbcds.com
so.servicedesk.wcs@nl.abnamro.com
General information
Switzerland — 0800 375 737 (outside Switzerland +41 800 375 737)
The Netherlands — (+31) 020 — 64 27 909

U.S. & Canada — (+1)-800-565-4535
This announcement is a public announcement as meant in article 9b paragraph 1 of the Dutch Decree on the Supervision of Securities Trade 1995 (Besluit toezicht effecenverkeer 1995).
The Swiss Takeover Board, the Dutch Authority for the Financial Markets (stichting Autoriteit Financiële Markten) and Euronext Amsterdam N.V. have been informed of the intended exchange offer.
This press release is not intended to and does not constitute, or form part of, an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to purchase any securities, pursuant to the Exchange Offer or otherwise. If the exchange offer were to occur, the Exchange Offer would be made solely by the Offer Memorandum and the accompanying form of acceptance, which would contain the full terms and conditions of the Exchange Offer, including details of how the Exchange Offer would be able to be accepted. The Offer Memorandum and the form of acceptance would be made available to all IsoTis shareholders at no charge to them. If the Exchange Offer is made, IsoTis shareholders are advised to read the Offer Memorandum and the form of acceptance when these documents are sent to them because they will contain important information.
When commenced, the Exchange Offer will not be made to any IsoTis shareholders in any jurisdiction in which the making or acceptance of the Exchange Offer would not be in compliance with the securities laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Memorandum. However, acceptances of the Exchange Offer by IsoTis shareholders not resident in the Netherlands, Canada or Switzerland will be accepted by the IsoTis Inc., if such acceptances comply with the acceptance procedure set out in the Offer Memorandum.
The Exchange Offer shall be made for the shares of IsoTis, a Swiss company, that are listed on the SWX, on Euronext Amsterdam and the TSX. The Exchange Offer will be subject to disclosure requirements of Switzerland, the Netherlands and Canada, which requirements are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since IsoTis and some of its officers and directors are located in a foreign country. U.S. shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis otherwise than under the Exchange Offer, such as in open market or privately negotiated purchases.
Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets,” “could,” ‘may,” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, failure to obtain sufficient shareholder support for the exchange offer, inability to list the IsoTis, Inc. shares on NASDAQ in a timely manner, if at all, a competitive sales and marketing environment, the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital and the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).